UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On May 23, 2023, Lilium N.V. (the “Company”) published a press release announcing that it has signed an agreement with Air-Dynamic, a Switzerland-based private jet and helicopter company. The agreement includes deposit payments to Lilium for delivery of up to five Lilium Jets.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first paragraph of the Explanatory Note above is hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), November 25, 2022 (Registration No. 333-268562), October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium Group’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the Lilium Group’s partnership with Air-Dynamic, including the agreement mentioned above, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
Name:Klaus Roewe
Title: Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated May 23, 2023 – Lilium signs agreement with Air-Dynamic to serve Switzerland and Italy